Joel L. Rubinstein
Partner
212 294-5336
JRubinstein@Winston.com

May 3, 2016

VIA EDGAR AND HAND DELIVERY

Larry Spirgel

Assistant Director

AD Office 11 - Telecommunications

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	CF Corporation
Registration Statement on Form S-1
Filed April 21, 2016
File No. 333-210854

Dear Mr. Spirgel:

On behalf of our client, CF Corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set forth in its letter, dated April 28, 2016, relating to the Company’s Registration Statement on Form S-1 filed via EDGAR on April 21, 2016 (“Form S-1”).

The Company is concurrently filing via EDGAR Amendment No. 1 to the Form S-1 (the “Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering via hand delivery a hard copy of this letter together with a courtesy copy of the Amendment No. 1 marked to show changes from the Form S-1.

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter in bold and the Company’s responses thereto, including, where applicable, a cross-reference to the location in the Amendment No. 1 of changes made in response to the Staff’s comment. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Amendment No. 1.

May 3, 2016 Page 2

Risk Factors

In evaluating a prospective target business for our initial business combination. . . , page 28

1.	We note the reference to certain events upon which the anchor investors’ obligations to purchase will be subject to termination. Please revise to disclose those events.

Response: The Company has revised the risk factor on page 28 to disclose such termination events.

Capitalization, page 64

2.	We note your responses to comment[s] 5 and 6. Refer [to] footnote (1) and to your discussion of the Forward Purchase Agreements on page 12. Please clarify hereunder if the outstanding Class B ordinary shares reflects the forfeiture of 3,750,000 Class B ordinary shares (or 718,750 shares prior to [the] share capitalization) by your sponsor and the sale of 3,750,000 Class B ordinary shares to anchor investors in connection with the Forward Purchase Agreements which you refer to as [the] private placement.

Response: As indicated in Note 7 to the Company's financial statements included in the Amendment No. 1, all share amounts presented in such financial statements have been retroactively restated to reflect the share capitalization of approximately 4.217 Class B ordinary shares per share which occurred on April 21, 2016, resulting in an aggregate of 15,000,000 Class B ordinary shares outstanding as of March 2, 2016, the date of the balance sheet included in such financial statements. However, because the forfeiture of 3,750,000 Class B ordinary shares by our sponsor to the Company for no consideration and the issuance of 3,750,000 Class B ordinary shares to the anchor investors, in each case, as adjusted for the share capitalization, occurred subsequent to March 2, 2016, such forfeiture and issuance are reflected in the "As Adjusted" column of the capitalization table on page 65. We have modified footnote (1), and added footnote (5), to the capitalization table to clarify same.

3.	You indicate in footnote (4) and in Note 7 on page F-14 that 15,000,000 shares reflects [the] share capitalization of 4.217 Class B ordinary shares per share that occurred on April 21, 2016. Based on 2,875,000 Class B shares outstanding prior to the share capitalization, it appears that the share capitalization factor is approximately 5.217 Class B ordinary shares per share. Please advise or revise.

Response: The Company notes that a share capitalization factor of approximately 5.217 Class B ordinary shares per share would have been utilized if the share capitalization had been effected by way of a stock split. However, because the Company is a Cayman Islands exempted company, the share capitalization was effected under Cayman Islands law in a manner equivalent to a share dividend payable in the form of approximately 4.217 Class B ordinary shares per share. In this regard, the calculation of the share capitalization under Cayman Islands law was undertaken by multiplying the 2,875,000 outstanding Class B shares by approximately 4.217, equaling an issuance of an aggregate of 12,125,000 Class B ordinary shares to existing shareholders.

May 3, 2016 Page 3

Note 6. Commitments & Contingencies

Forward Purchase Agreements, page F-13

4.	We note that you issued 718,750 (or 3,750,000 shares, post-share capitalization) founder shares for $0.01 per share on April 19, 2016. Please tell us the fair value assigned to these shares and how you recorded the cost of these shares. Refer to your basis in the accounting literature[.]

Response: The issuance of 718,750 Class B ordinary shares to the anchor investors for $0.01 per share in connection with the forward purchase agreements on April 19, 2016 was recorded as an increase in cash and equity of $7,188, in a similar manner as the issuance of 2,875,000 Class B ordinary shares to our sponsor in exchange for a capital contribution of $25,000 on March 2, 2016. The summary financial data and capitalization table in the Company’s prospectus reflect the foregoing in the respective “as adjusted” columns and related footnotes. The fair value of the 718,750 Class B ordinary shares issued to the anchor investors is assumed to be equal to their cost basis, or $7,188.

Accounting Standards Codification (“ASC”) 820-10-20 defines fair value as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. As there is currently no public market for the Class B ordinary shares, their implied fair value was determined pursuant to the market approach, which under ASC 820-10-20 utilizes prices and other relevant information generated by market transactions involving identical or comparable assets. Under this approach, the issuance of the 2,875,000 Class B ordinary shares to our sponsor for approximately $0.01 per share has been utilized to determine the fair value of the 718,750 Class B ordinary shares issued to the anchor investors, or $0.01 per share.

Please contact me at 212-294-5336 if you have any questions or require any additional information in connection with this letter or the Amendment No. 1.

Sincerely yours,

/s/ Joel L. Rubinstein
Joel L. Rubinstein